10026447

RECD S.E.C.
MAR 1 2010
503

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

W.R. Hambrecht + Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Pier One, Bay Three
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan T. Fayman 415-551-8642
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - if individual, state last, first, middle name)

600 California Street Suite 1300 (Address) San Francisco (City) California (State) 94108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, **Jonathan T. Fayman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **W.R. Hambrecht + Co., LLC**, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal

Title

Notary Public

W.R. HAMBRECHT + CO., LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

State of California
County of San Francisco

On February 26, 2010, before me, Marguerite C. Ranucci, Notary Public, personally appeared Jonathan T. Fayman who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Marguerite C. Ranucci

MARGUERITE C. RANUCCI
Commission # 1774897
Notary Public - California
San Francisco County
MyComm. Expires Nov 19, 2011

BPM
BURR PILGER MAYER
Building your future

W.R. HAMBRECHT + CO., LLC
(SEC ID. NO. 8-50935)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

as of December 31, 2009, Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

W.R. HAMBRECHT + CO., LLC

CONTENTS

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying consolidated statement of financial condition of W.R. Hambrecht + Co., LLC (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a history of recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 and 4, the consolidated financial statements include long-term investments in non-marketable securities valued at $2,830,406 as of December 31, 2009, whose fair value have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on factors discussed in Note 3 to the consolidated financial statements.

Burr Pilger Mayer, Inc.

San Francisco, California
February 26, 2010

W.R. HAMBRECHT + CO., LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$ 465,476
Receivable from broker-dealers and clearing organization	759,778
Long-term investments	2,830,406
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $2,361,182	303,124
Prepaid expenses and other assets	823,030
Total assets	$ 5,181,814

LIABILITIES AND MEMBER'S EQUITY

Liabilities–Accounts payable and accrued liabilities	$ 354,469
Total liabilities	354,469
Member's equity	2,005,562
Noncontrolling interests in consolidated entities	2,821,783
Total equity	4,827,345
Total liabilities and member's equity	$ 5,181,814

The accompanying notes are an integral part of these financial statements.

W.R. HAMBRECHT + CO., LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Ownership Structure**

W.R. Hambrecht + Co., LLC (the Company) is a registered securities broker-dealer that is incorporated in the state of Delaware as a Delaware limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California. The Company was previously wholly-owned by W.R. Hambrecht + Co., Inc.. On May 20, 2009, W.R. Hambrecht + Co., Inc. transferred its membership interest in the Company for nominal consideration to Hambrecht Partners Holding, LLC both of which are controlled by William R. Hambrecht. Concurrent with the sale of the Company to Hambrecht Partners Holding, LLC, W.R. Hambrecht + Co., Inc. entered into a Patent License Agreement with the Company which provides the Company with a perpetual, non-exclusive license to the patents and trademarks owned by W.R. Hambrecht + Co., Inc. in exchange for royalty payments equal to 20% of the net proceeds received by the Company in connection with auction transactions under the license agreement. The Company is wholly-owned by Hambrecht Partners Holding, LLC (the Parent). The accompanying consolidated financial statements include several limited liability companies that invest in private companies.

2. **Management's Plan**

The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets; particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

It is the Company's belief that the market demand for increased transparency in the capital markets will facilitate an increased adoption of the OpenIPO process, thus providing an opportunity to increase revenue generation. During 2009, the Company also significantly reduced its headcount and overall expense base. The combination of increased market adoption of auction IPOs and a reduced expense base should help to achieve sustainable profitability. The Company believes that it has ample access to capital resources to successfully operate its business plan in 2010. If necessary, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying consolidated financial statements do not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

Continued

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents.

Marketable Trading Securities

Marketable trading securities are reported at prevailing market prices. Realized and unrealized gains and losses on marketable trading securities are included in principal transaction revenues.

Financial Instruments and Fair Value

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. Securities owned and securities sold, not yet purchased and warrant positions are stated at fair value, with any related changes in unrealized appreciation or depreciation reflected in net investment loss in the consolidated statements of operations. Financial instruments carried at contract amounts include amounts receivable from and payable to brokers, dealers and clearing brokers, and corporate finance and syndicate receivables.

Fair Value Measurement—Definition and Hierarchy

The Company measures the fair value of its financial instruments in accordance with generally accepted accounting principles (GAAP). GAAP defines fair value, establishes a framework that we use to measure fair value and provides for certain disclosures about our fair value measurements included in our financial statements. Refer to Note 4 in the Notes to Financial Statements for these disclosures. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

3. **Summary of Significant Accounting Policies**, continued

Fair Value Measurement—Definition and Hierarchy, continued

In determining fair value, the Company uses various valuation approaches. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1– Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2–Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

For further information on financial assets and liabilities that are measured at fair value on a recurring and nonrecurring basis, and a description of valuation techniques, see Note 4.

3. **Summary of Significant Accounting Policies**, continued

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 years
Office equipment, excluding computer equipment	5 years
Furniture	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes

The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its consolidated financial statements. The Company is only liable for taxes on its proportionate share of income earned by the limited liability companies.

Effective January 1, 2009, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) interpretation for the accounting of uncertainties in income taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with U.S. generally accepted accounting principles. This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of the interpretation on uncertain tax positions did not have any impact on the financial position of the Company. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of accounting for uncertain tax positions there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year

Stock Based Compensation

Until May 20, 2009, the Company's employees participated in the stock plan of W.R. Hambrecht + Co., Inc. which was the single shareholder of the Company until May 20, 2009. Subsequent to the sale of the Company, all shareholders of record on May 20, 2009 retained their ownership in W. R. Hambrecht + Co., Inc. As of December 31, 2009, Hambrecht Partners Holdings has not established an equity incentive plan for employees of the Company.

Continued

3. **Summary of Significant Accounting Policies**, continued

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance establishing the Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles (the Codification). The Codification supersedes all existing accounting and reporting standards other than the rules of the Securities and Exchange Commission (the SEC). Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative guidance for SEC registrants. Updates to the Codification are being issued as Accounting Standards Updates, which will also provide background information about the guidance, and provide the basis for conclusions on changes in the Codification. The Codification became effective for the Partnership on September 15, 2009 and did not have a material impact on the Partnership's financial statements.

In December 2007, the FASB issued new guidance on non-controlling interests in consolidated financial statements. The guidance requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled, and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. It is effective for fiscal years beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements shall be applied prospectively. The Company reclassified noncontrolling interests, formerly known as "minority interests," from a separate caption between liabilities and members' equity ("mezzanine section") to a component of equity. Previously, minority interests generally were reported in the balance sheet in the mezzanine section.

In May 2009, the FASB issued new guidance on subsequent events. The guidance provides general standards of accounting and disclosures of events that occur after the statement of financial position date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. The guidance became effective for the Company on June 15, 2009, and did not have a material impact on the Company's disclosures.

4. **Fair Value of Assets and Liabilities**

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

4. **Fair Value of Assets and Liabilities**, continued

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits at banking institutions and investments in money market mutual funds with original maturities of 3 months or less. Such instruments are classified within Level 1 of the fair value hierarchy.

Marketable Trading Securities

Marketable trading securities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Long-Term Investments

Equity securities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company employs valuation techniques that rely on other observable inputs such as common stock trading prices. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include preferred stock and warrants in public companies, each of which has observable inputs.

Positions in illiquid securities that do not have readily determinable fair values require significant management judgment or estimation. For these securities the Company uses typical performance multiple valuation methodologies or similar techniques. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy. Examples include certain equity securities in private companies.

The Company's investments in private equity consists of various direct and third party private equity investments. The valuation of these investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of these assets. Initially, the transaction price for direct investments is generally considered by the Company as the exit price and is the Company's best estimate of fair value. Thereafter, valuation is based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. Investments in third party funds are generally based on the financial statements of the partnerships, which generally use similar methodologies. These nonpublic investments are generally included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the fair value is unobservable.

Continued

4. **Fair Value of Assets and Liabilities**, continued

Long-Term Investments, continued

Other securities are comprised of a joint venture, which requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of this asset. Valuation is based on the evaluation of potential financing and sale transactions with third parties, expected cash flows and market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. This security is classified within Level 3 of the fair value hierarchy.

Assets measured at fair value on a recurring basis are categorized in the table below based upon the lowest level of significant input to the valuations.

	Assets at Fair Value at December 31, 2009			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 465,476	$ -	$ -	$ 465,476
Long-term investments:				
Private equity	-	-	2,821,783	2,821,783
Other securities	-	5,732	2,891	8,623
Total long-term investments	-	5,732	2,824,674	2,830,406
Total	$ 465,476	$ 5,732	$ 2,824,674	$ 3,295,882

The cost of the Company's long-term investments at December 31, 2009 was $4,988,318. Included in the $2,830,406 of long-term investments is $2,821,783 in fair value and $4,477,129 as cost representing the non-managing members' interests in limited liability companies. These limited liability companies are consolidated in accordance with FASB guidance for determining whether a decision maker is acting as a principal or an agent in a transaction.

4. **Fair Value of Assets and Liabilities**, continued

Long-Term Investments, continued

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for fiscal 2009. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains or (losses) during the period for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value during the period that were attributable to both observable and unobservable inputs.

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Year Ended December 31, 2009

	Long-Term Investments			
	Equity Securities	Private Equity	Other Securities	Total
Beginning balance	$ 106,535	$ 5,741,728	$ 34,152	$ 5,882,415
Total realized and unrealized gains or losses included in net investment loss	(18,296)	(107,587)	-	(125,883)
Total realized and unrealized gains or losses included in net loss attributable to noncontrolling interests	-	(1,814,347)	-	(1,814,347)
Purchases, sales, other settlements, and issuances, net	(88,239)	(995,120)	(34,152)	(1,117,511)
Net transfers in and/or (out) of Level 3	-	-	-	-
Ending balance	$ -	$2,824,674*	$ -	$ 2,824,674
Unrealized gains or (losses) for Level 3 assets/liabilities outstanding at December 31, 2009	$ -	$ (1,814,347)	$ -	$ (1,814,347)

*Included in this amount are $2,821,783 of noncontrolling interests in consolidated entities.

The net losses in Level 3 long-term investments were primarily driven by performance related adjustments relative to comparable publicly traded securities.

5. Furniture, Equipment, and Leasehold Improvements

Summary of furniture, equipment and leasehold improvements as of December 31, 2009, is as follows:

Furniture	$ 272,242
Equipment	2,013,128
Leasehold improvements	378,936
Total	2,664,306
Less accumulated depreciation and amortization	(2,361,182)
	$ 303,124

6. Subordinated Borrowings

During 2009, the Company had a $10,000,000 subordinated revolving loan credit facility with the Bank of New York. On April 16, 2009, the Company and the Bank of New York amended the maturity date of the outstanding $7,000,000 loan to May 20, 2009. The subordinated revolving credit facility matured on April 19, 2009 and the credit facility was not renewed by the Bank of New York, however the $7,000,000 loan balance remained outstanding. On May 20, 2009, the Company repaid the balance on the outstanding loan. The Company borrowed and repaid $4,000,000 during 2009 from the Hambrecht Revocable Trust, under a temporary subordinated loan agreement. This borrowing was in connection with regulatory capital requirements to support the Company's underwriting activities. At December 31, 2009, there were no borrowings outstanding under the agreement. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Mr. William R. Hambrecht, the Company's CEO and shareholder of the Parent, provided a personal guarantee with each of the Company's subordinated loan borrowings.

7. Commitments and Contingencies

At December 31, 2009, the Company was obligated under long-term, non-cancelable operating leases for office facilities, parking facilities, and equipment, which require the following minimum annual payments:

Year ending December 31:	
2010	$ 1,397,471
2011	1,259,563
2012	937,638
2013	206,456
2014	-
Thereafter	-
Total	$ 3,801,128

Continued

7. **Commitments and Contingencies**, continued

Certain leases contain renewal options and escalation clauses.

The Company is currently involved in various legal and regulatory matters arising from its investment banking and securities activities. Although the outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse affect upon the Company's consolidated financial position or results of operations.

8. **Related Party Transactions**

Some employees of the Company have provided financial services for The Hambrecht 1980 Revocable Trust (the Trust) and its affiliates. In 2009, the Trust reimbursed the Company $152,633 for these services. The reimbursement of these expenses is netted in compensation and benefits on the Company's consolidated statement of operations.

The Company has utilized Decision Economics, an independent financial and research firm, to provide various research services since 1998. During 2009, the Company paid Decision Economics $81,000 in fees. In 2008, the Company held an adjustable rate senior subordinated convertible note in Decision Economics with a fair value of $1,477,731. Interest earned in 2008 totaled $113,620. On October 31, 2008, the Company entered into a Note Sale transaction with the Hambrecht Revocable Trust to sell its interest in the Decision Economics Notes. The Hambrecht Revocable Trust paid $500,000 in cash and issued a note to the Company in the amount of $824,544, which was due and payable on March 31, 2009. On February 19, 2009, the Hambrecht Revocable Trust paid $824,544 plus accrued interest to the Company to retire the note that it issued in connection with its October 2008 purchase of the Company's interest in Decision Economics.

On April 29, 2009, the Company entered into a Securities Purchase and Sale Agreement with the Hambrecht Revocable Trust in which the Company agreed to sell a portfolio of non-marketable securities for cash consideration of $275,452. The carrying value of the portfolio on April 29, 2009 was $275,452.

On May 20, 2009, the Company entered into a Securities Purchase and Sale Agreement with the Hambrecht Revocable Trust in which the Company agreed to sell a portfolio of non-marketable securities for cash consideration of $3,451,158. The carrying value of the portfolio on May 20, 2009 was $3,451,158.

The Company rents an apartment in New York City. The apartment is used by Company employees traveling to New York on business. Payments made in 2008 totaled $40,200. The signed lease is under the name Mr. William R. Hambrecht.

The Company borrowed and repaid $4,000,000 during 2008 from the Hambrecht Revocable Trust, under a temporary subordinated loan agreement. This borrowing was in connection with regulatory capital requirements to support the Company's underwriting activities. At December 31, 2009, there were no borrowings outstanding under the agreement.

Continued

9. **Income Taxes**

As a single-member LLC wholly owned by Hambrecht Partners Holding, LLC, the Company is allocated income tax expense by the Parent. The Company and the Parent have a history of operating losses, and the Parent has recorded a full valuation allowance against its deferred tax assets. There was no current or deferred income tax allocated to the Company for the year ended December 31, 2009, and no tax related amounts were due to or from the Parent for the year ended December 31, 2009.

10. **Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the Financial Industry Regulatory Authority, Inc. (FINRA), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2009, the Company's net capital was $865,785, its ratio of aggregate indebtedness to net capital was .41 to 1, and its net capital was $615,785 in excess of the required minimum net capital. For purposes of the computation of net capital, the Company is not required to include $2,821,783 of long-term investments and related minority interests related to limited liability companies that are included in the Company's consolidated financial statements, as the Company has not guaranteed, endorsed or assumed the obligations of the limited liability companies. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

11. **401(k) Savings Plan**

The Company maintains a 401(k) Savings Plan (the Plan) for substantially all employees. Subject to Internal Revenue Service limitations for 2008, participants may contribute up to 60% of their salaries on a pretax basis as defined in the Plan. However, total contributions may not exceed 20% of their salaries. The Company may make discretionary matching contributions and/or profit-sharing contributions to the Plan. No such matching or profit-sharing contributions were made in 2009.

12. **Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk**

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions. During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

Continued

12. **Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk,** continued

During the normal course of business the Company regularly maintains cash balances at FDIC insured financial institutions that exceed the insurance coverage limitations provided by FDIC.

13. **Subsequent Events**

The Company has evaluated all events for recognition and disclosure through the date which these financial statements were issued. Nothing has occurred outside the normal course of our business operations.

SUPPLEMENTAL REPORT

BURR PILGER MAYER
Building your future

SUPPLEMENTAL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member of
W.R. Hambrecht + Co., LLC:

In planning and performing our audit of the consolidated financial statements of W.R. Hambrecht + Co., LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BURR PILGER MAYER, INC.
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

San Francisco, California
February 26, 2010